APPLIED CAPITAL, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2016

NET CAPITAL:

Total member's equity qualified for net capital	$	127,211
Deduction for non-allowable assets:		
Accounts receivable		21,520
Prepaid expenses and deposits		19,764
Net capital before haircuts		85,927
Less haircuts		-
Net capital		85,927
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		38,520
Excess net capital	$	47,407
Aggregate indebtedness (liabilities less deferred revenue)	$	577,796
Percentage of aggregate indebtedness to net capital		672.43%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2016

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2016 and net capital as reported above.